Follow-Up Materials

06013886

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Carso S.A. De C.V.

*CURRENT ADDRESS

PROCESSED

JUN 0 1 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3175 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 6/1/06

82-3175

RECEIVED
2006 MAY 31 P 3:52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARLS
12-31-05

GRUPO CARSO, S. A. DE C. V. AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

GRUPO CARSO, S. A. DE C. V. AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

INDEX

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers, S. C.
Mariano Escobedo 573
Col. Rincón del Bosque
11580 México, D.F.
Teléfono: 5263 6000
Fax: 5263 6010
www.pwc.com

REPORT OF EXTERNAL AUDITORS

(This report is a free translation from the original prepared in Spanish, which was issued to have effect only in Mexico)

Mexico City, March 2, 2006

To the Stockholders of
Grupo Carso, S. A. de C. V. and subsidiaries

We have examined the consolidated balance sheets of Grupo Carso, S. A. de C. V. and subsidiaries (the "Company") at December 31, 2005 and 2004, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of certain subsidiaries whose assets and revenues represent 46% and 42% in 2005, and 28% and 34% in 2004, respectively, of the consolidated totals, were examined by other auditors, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Mexico, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and that they were prepared in accordance with Mexican generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our examinations and on the reports of the other auditors referred to in the first paragraph above, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Carso, S. A. de C. V. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations, the changes in their consolidated stockholders' equity and the changes in their consolidated financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

PricewaterhouseCoopers

Alberto Del Castillo V.V.
L.C. Alberto Del Castillo V. Vilchis
Audit Partner

100 México Años 1906-2006

GRUPO CARSO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of Mexican pesos ("Ps") of December 31, 2005 purchasing power

Assets	December 31, 2005	December 31, 2004
CURRENT ASSETS:		
Cash and temporary investments	Ps 8,571,646	Ps 3,599,835
Accounts receivable - Net (Note 4)	15,493,296	13,359,523
Related parties (Note 5)	1,722,992	1,440,921
Inventories - Net (Note 6)	15,437,727	14,281,486
Advance payments	231,547	362,356
Discontinued operations (Note 13)		352,107
Total current assets	41,457,208	33,396,228
LONG-TERM ACCOUNTS RECEIVABLE	127,613	39,289
INVESTMENT IN SHARES OF ASSOCIATED COMPANIES (Note 2d.)	3,950,399	2,937,581
PROPERTY, MACHINERY AND EQUIPMENT:		
Buildings and leasehold improvements	22,329,165	21,876,906
Machinery and equipment	34,244,119	35,259,798
Transportation equipment	1,173,016	1,205,949
Furniture and equipment	2,715,387	2,622,506
Computer equipment	1,915,099	1,743,819
	62,376,786	62,708,978
Accumulated depreciation	(35,102,323)	(34,732,786)
	27,274,463	27,976,192
Land	8,327,541	8,096,752
Construction in process	1,238,370	1,069,042
	36,840,374	37,141,986
OTHER ASSETS - Net:		
Valuation of convertible obligations (Note 1[2])		453,665
Projected net asset derived from labor obligations (Note 9)	412,999	329,751
Others (Note 2h.)	853,751	242,261
	1,266,750	1,025,677
NON-CURRENT ASSETS FOR DISCONTINUED OPERATIONS (Note 13)		4,228,876
Total assets	Ps83,642,344	Ps78,769,637

Liabilities and Stockholders' Equity	December 31, 2005	December 31, 2004
CURRENT LIABILITIES:		
Short-term financing and current portion of long-term debt (Note 7)	Ps 1,623,685	Ps 7,909,059
Suppliers	7,096,043	5,957,961
Related parties (Note 5)	676,697	363,045
Accounts payable and other accrued expenses	3,822,717	3,568,670
Tax on processed tobacco	1,595,317	1,493,496
Taxes payable	341,040	323,522
Employees' statutory profit sharing (Note 11)	471,696	459,935
Discontinued operations (Note 13)		206,791
Total current liabilities	15,627,195	20,282,479
LONG-TERM LIABILITIES:		
Long-term debt (Note 7)	13,582,331	9,995,492
Deferred income tax (Note 11)	7,609,852	8,981,040
Deferred income - Net	309,264	191,368
Discontinued operations (Note 13)		1,879,004
Total long-term liabilities	21,501,447	21,046,904
Total liabilities	37,128,642	41,329,383
STOCKHOLDERS' EQUITY (Note 10):		
Capital stock	6,133,864	6,144,732
Net premium on placement of shares	2,001,264	2,001,264
Retained earnings	68,467,091	61,066,686
Accumulated effect of deferred income tax	(7,747,466)	(7,747,466)
Deficit in restatement of stockholders' equity	(31,319,807)	(31,514,231)
Total majority interest	37,534,946	29,950,985
Minority interest	8,978,756	7,489,269
Total stockholders' equity	46,513,702	37,440,254
COMMITMENTS (Note 14)		
CONTINGENCIES (Note 15)		
Total liabilities and stockholders' equity	Ps83,642,344	Ps78,769,637

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO CARSO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Notes 3 and 5)

Amounts expressed in thousands of Mexican pesos ("Ps") of December 31, 2005 purchasing power

	Year ended December 31, 2005	Year ended December 31, 2004
Net sales	Ps 78,092,313	Ps69,722,936
Cost of sales	(58,160,527)	(51,428,940)
Gross profit	19,931,786	18,293,996
Sales and administration expenses	(10,662,847)	(9,446,430)
Operating income	9,268,939	8,847,566
Comprehensive financing cost:		
Interest income	1,960,552	975,129
Interest expense	(4,232,525)	(2,456,702)
Exchange (loss) income - Net	(357,350)	18,537
Gain on monetary position	382,702	797,610
	(2,246,621)	(665,426)
Other income - Net (Note 1 [1] and [2])	870,199	754, 234
Effect of dilution for placement of subsidiary shares (Note 1 [5])	2,986,087	
Amortization of goodwill - Net (Note 2h.)		(141,158)
Impairment of assets (Note 2i.)	(149,789)	(429,769)
Special item – Profit on sale of convertible obligations into shares (Note 1 [2])	332,454	
Special item - Reorganization of productive plants (Note 1 [3] and [4])		(145,754)
	4,038,951	37,553
Income before provisions for income tax, employees' statutory profit sharing and equity in the income of associated companies	11,061,269	8,219,693
Provisions for (Note 11):		
Income tax	2,139,679	588,973
Employees' statutory profit sharing	260,187	697,708
	2,399,866	1,286,681
Income before equity in the income of associated companies	8,661,403	6,933,012
Equity in the income of associated companies (Note 2d.)	1,202,092	1,020,480
Income from continuing operations	9,863,495	7,953,492
Profit from discontinued operations (Notes 1 [2]) and 13)	290,536	355,943
Effect at beginning of the year for changes in accounting principles - Net (Notes 2c. and 8)	(60,608)	
Consolidated net income for the year	Ps10,093,423	Ps 8,309,435
Net income of majority interest	Ps 8,603,912	Ps 6,931,976
Net income of minority interest	1,489,511	1,377,459
Consolidated net income for the year	Ps10,093,423	Ps 8,309,435
Majority net income per ordinary share (Note 2p.)	Ps 3.61	Ps 2.83

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO CARSO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(Note 10)

Amounts expressed in thousands of Mexican pesos ("Ps") of December 31, 2005 purchasing power

	Capital stock	Net premium on placement of shares	Retained earnings	Accumulated effect of deferred income tax	Deficit in restatement of stockholders' equity	Minority interest	Total stockholders' equity
Balances at December 31, 2003	Ps 6,193,864	Ps2,001,264	Ps 56,715,084	(Ps7,747,466)	(Ps31,456,512)	Ps 6,705,698	Ps 32,411,932
Repurchase of own shares	(49,132)		(1,975,271)				(2,024,403)
Reduction in minority interest of subsidiaries due to share purchase						(116,290)	(116,290)
Dividends in cash to Company shareholders and minority of subsidiaries			(605,103)			(419,966)	(1,025,069)
	(49,132)		(2,580,374)			(536,256)	(3,165,762)
Loss on holding non-monetary assets of subsidiaries					(57,719)	(57,632)	(115,351)
Consolidated net income for the year			6,931,976			1,377,459	8,309,435
Comprehensive income (Note 2n.)			6,931,976		(57,719)	1,319,827	8,194,084
Balances at December 31, 2004	6,144,732	2,001,264	61,066,686	(7,747,466)	(31,514,231)	7,489,269	37,440,254
Repurchase of own shares	(10,868)		(596,629)				(607,497)
Reduction in minority interest of subsidiaries due to share purchase						(1,416)	(1,416)
Reduction of minority shareholders of subsidiaries due to sale of shares (Note 1 [2])						(957,357)	(957,357)
Increase of minority shareholders of subsidiaries due to placement of shares (Note 1 [5])						1,701,237	1,701,237
Dividends in cash to Company shareholders and minority of subsidiaries			(606,878)			(732,139)	(1,339,017)
	(10,868)		(1,203,507)			10,325	(1,204,050)
Gain (loss) on holding non-monetary assets of subsidiaries					194,424	(10,349)	184,075
Consolidated net income for the year			8,603,912			1,489,511	10,093,423
Comprehensive income (Note 2n.)			8,603,912		194,424	1,479,162	10,277,498
Balances at December 31, 2005	Ps 6,133,864	Ps2,001,264	Ps 68,467,091	(Ps7,747,466)	(Ps31,319,807)	Ps 8,978,756	Ps 46,513,702

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO CARSO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Amounts expressed in thousands of Mexican pesos ("Ps") of December 31, 2005 purchasing power

	Year ended December 31,	
Operations:	2005	2004
Consolidated net income for the year	Ps 10,093,423	Ps 8,309,435
Profit from discontinued operations	(290,536)	(355,943)
Effect at beginning of the year for changes in accounting principles	60,608	
Income from continuing operations	9,863,495	7,953,492
Charges (credits) to income not affecting resources provided by operation:		
Depreciation and amortization	2,353,222	2,399,258
Amortization of goodwill - Net		141,158
Labor obligations	60,287	104,533
Equity in the income of associated companies	(1,202,092)	(1,020,480)
Deferred income tax and employees' statutory profit sharing	(1,033,185)	(865,175)
Impairment of assets	149,789	429,769
Effect of dilution for placement of subsidiary shares	(2,986,087)	
Profit on sale of convertible obligations into shares	(332,454)	
Other non-cash items	(590,519)	500,038
	(3,581,039)	1,689,101
Net change in working capital, except cash and temporary investments, and short and long term debts	(2,024,443)	(3,711,359)
Resources provided by operations	4,258,013	5,931,234
Financing:		
(Decrease) increase in short and long-term debts - Net	(3,181,803)	1,008,803
Repurchase of own shares	(607,497)	(2,024,403)
Dividends in cash to Company shareholders and minority of subsidiaries	(1,339,017)	(1,025,069)
Resources used in financing activities	(5,128,317)	(2,040,669)
Investment:		
Sale (purchase) - Net of permanent investments	1,223,718	(347,199)
Acquisition of property, machinery and equipment - Net	(2,377,976)	(2,585,084)
Sale (acquisition) of other assets - Net	482,044	(475,130)
Placement of subsidiary shares	4,687,324	
Sale of convertible obligations into shares	931,253	
Dividends received from associated companies	897,168	891,691
Reduction in minority interest of subsidiaries due to share purchase	(1,416)	(116,290)
Resources provided by (used in) investment activities	5,842,115	(2,632,012)
Increase in cash and temporary investments	4,971,811	1,258,553
Cash and temporary investments at beginning of year	3,599,835	2,341,282
Cash and temporary investments at end of year	Ps 8,571,646	Ps 3,599,835

The accompanying notes are an integral part of these consolidated financial statements.

GRUPO CARSO, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Amounts expressed in thousands of Mexican pesos ("Ps") of December 31, 2005 purchasing power, and in thousands of US dollars ("US$"), except for exchange rates and forwards and swaps prices

NOTE 1 - HISTORY, NATURE AND OPERATIONS OF THE COMPANY:

The accompanying consolidated financial statements and their notes are a free translation from the original prepared in Spanish, which were issued to have effect only in México.

Grupo Carso, S.A. de C.V. ("Grupo Carso") is a controlling company incorporated under Mexican law on October 22, 1980, for a duration of 99 years. Grupo Carso operates mainly through its subsidiaries, of which it directly or indirectly holds most of the common nominative shares. Grupo Carso also has investments in associated companies in which it has significant management influence, although not out right control. The most representative being Philip Morris de México, S.A. de C.V. ("Philip Morris") (49.99% shareholding) and from November, 2005 of Infraestructura y Transportes México, S.A. de C.V. ("ITM") (16.75% shareholding).

The accompanying consolidated financial statements include those of Grupo Carso and its subsidiaries (collectively the "Company"). The most significant of those subsidiaries are as follows:

		Percentage shareholding (%)	
Company	Principal activity	2005	2004
Grupo Sanborns, S. A. de C. V. and subsidiaries ("Sanborns")	Operation of department stores, gift shops, record stores, restaurants, cafeterias, and administration of commercial centers, through the following commercial brands, mainly: Sanborns, Sears, Mixup, Dorian´s and El Globo (until August 2005). (1)	83.69	83.68
Grupo Condumex, S. A. de C. V. [formerly Empresas Frisco, S. A. de C. V. ("Frisco")] and subsidiaries ("Condumex")	Manufacture and sale of products for the following industries: construction, automobile, energy, telecommunications; manufacture and sale of products derived from copper and aluminum and related alloys, and flexible tubes manufactured with vynil polichloride and mining-metallurgy and chemicals (until June 2004) and railway transportation (until October 2005). (2)	99.57	99.57
Porcelanite Holding, S. A. de C. V. and subsidiaries ("Porcelanite")	Production and sale of coverings for floors, walls and similar surfaces. (3)	99.96	99.96

Company	Principal activity	Percentage shareholding (%) 2005	2004
Cigarros la Tabacalera Mexicana, S. A. de C. V. and subsidiary ("Cigatam")	Sharecropping of tobacco and manufacture of cigarettes. (4)	50.01	50.01
Inmuebles Cantabria, S. A. de C. V. and subsidiaries ("Cantabria")	Holder of shares of companies of the following sectors: property leasing, hotel, lithography and binding, printing and manufacturing of flexible packaging.	100.00	100.00
Grupo Calinda, S. A. de C. V. and subsidiaries ("Calinda")	Hotel services.	100.00	100.00
Carso Infraestructura y Construcción, S. A. de C. V. ("Cicsa")	Exploration of the different engineering branches, including projecting and constructing oil drills, as well as all types of civil, industrial and electromagnetic works; manufacturing and sale of process steel tubes and installation of communications, telecommunications and telephone networks. (5)	70.89	90.21

(1) On September 23, 2005, Sanborns sold 100% of the shares of Controladora y Administradora de Pastelerías, S.A. de C.V. (a subsidiary operating the "El Globo" bakeries), to Grupo Bimbo, S. A. de C. V. for a total of Ps1,350,000 after securing authorization from the Antitrust Commission. The foregoing resulted in a Ps656,584 profit that was recorded under the "Other income - Net" caption of the statement of income. In view of the fact that said transaction is immaterial, it is not shown as a discontinued operation in the consolidated financial statements.

On December 17, 2004, Sanborns acquired 100% of the shares of the companies operating as an economic unit known as "Dorian's", for a total of Ps883,722. At December 31, 2004, Company Management decided to show the acquisition of the Dorian's shares as an investment in shares at historical value, since it is in the process of determining their book value. In 2005, Sanborns recorded negative goodwill of Ps1,130,561, which was applied as reduction of the fair value of certain real property. At December 31, 2005, said investment is included in the figures of the current consolidated financial statements.

On September 29 and December 20, 2004, Grupo Internacional, S. A. (subholding), and Corporación de Tiendas Internacionales, S. A. de C. V. (a subsidiary of the subholding) were incorporated in Chile and El Salvador, respectively, as a result of the Company's decision to operate Sanborns stores in El Salvador as from 2005.

(2) On November 24, 2005, Condumex sold its 66.67% equity in its subsidiary Ferrosur, S. A. de C. V. ("Ferrosur") to Infraestructura y Transportes Ferroviarios, S. A. de C. V. ("ITF"), a subsidiary of ITM, which is in turn a subsidiary of Grupo México, S. A. de C. V., for a total of Ps2,186,792 (Ps2,173,442 nominal), thus generating a book profit of Ps292,412 (Ps204,688 net of income tax). Also, on November 25, 2005, Grupo Carso subscribed a capital stock increase in ITM of Ps2,184,200 (nominal) with a view to holding 16.75% of that company's capital stock.

On December 29, 2004, Condumex sold its Grupo Primex, S.A. de C.V. (associated company) shares to Mexichem, S. A. de C. V. ("Mexichem"), (formerly Grupo Industrial Camesa, S. A. de C. V.), thus giving rise to income of Ps620,639, which is included in the statement of income under the "Other income - Net" caption.

On June 9, 2004, Condumex formalized the sale of 100% of the Química Flúor, S.A. de C.V. ("Química") shares to Mexichem. Said operation was paid to Condumex through issuance of seven years obligations, which are subject to conversion into Mexichem shares for a total of 12% of that company's capital stock, at any given time within the term of the obligations. The nominal amount of convertible obligations was Ps288,000 and the fair value at the date of acquisition was Ps412,586. Additionally, Condumex reduced its debt by US$31,000, which is the amount of bank loans contracted by Química at that date. The above transaction generated a profit of Ps98,296 which is included in "Other income - Net" caption in the statement of income. Condumex subsequently sold the obligations in question in September 2004 to Grupo Carso. The value of such obligations at December 31, 2004 was Ps453,665.

In August 2005, Grupo Carso and Mexichem, as debenture holder and party liable, respectively, carried out early amortization of the nominative obligations convertible into shares worth Ps598,799 for Ps931,253 (Ps913,083 nominal), thus generating a Ps332,454 profit, which is shown as a special item under the statement of income.

(3) In February 2004, Porcelanite decided to suspend operations at its Santa Clara plant in the State of Mexico, thus transferring said operations to the State of Sonora plant. As a result of this, the Company recorded the respective restructuring expenses (mainly severance payments made to personnel and the drop in the value of its fixed assets) for a total of Ps77,373 in the statement of income as a special item.

(4) In 2004 Cigatam transferred its production operations of the Lerma plant in the State of Mexico to its Mexico City and Guadalajara plants. Restructuring expenses of Ps68,381 incurred in 2004 (mainly severance payments for personnel and extensions made to the plant) were recorded in income for the year as a special item

(5) On October 21, 2005, Cicsa placed 620,000,000 shares through an initial public share offering at Ps7.60 (nominal) per share for a total of Ps4,712,000 (nominal). The Company did not participate in that offering, and therefore its equity decreased to 70.89%, which gave rise to the Ps2,986,087 profit shown in the statement of income as a special item.

Cicsa has signed a number of engineering agreements including among others,: a) construction of three drilling platforms, two production platforms, one telecommunications platform and two other drilling structures with Pemex Exploración y Producción, totaling approximately Ps1,723,860 and US$337,720. Those agreements establish a number of obligations for the Company, which, at the date of the consolidated financial statements, have been complied with, including significant investments in 2005 and 2004 of Ps170,116 and Ps129,938; b) construction of the highways sections known as Libramiento Nororiente de la

Zona Metropolitana de la Ciudad de Toluca and Autopista Tepic-Villa Unión, for a total of Ps3,261,768 (nominal); c) construction of a 90,000 m2 building located in Mexico City's historical downtown area; and d) design, construction and installation services for external plant networks, optical fiber links and telecommunications networks with Teléfonos de México, S.A. de C.V. and Teléfonos del Noroeste, S. A. de C. V. (related parties).

In January and February 2006, Cicsa signed an agreement to coordinate, inspect, oversee, construct and execute a high-specification freeway known as the Libramiento Norte de la Ciudad de México over a 24-month period for a total of approximately Ps2,700,000, and to construct a residential module platform in a term not exceeding September 8, 2007 for a total of Ps198,592 plus US$40,669.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accompanying consolidated financial statements have been prepared based on Accounting Principles Generally Accepted in Mexico ("Mexican GAAP"). Mexican GAAP require that financial statements be expressed in constant pesos of the most recent date shown in the financial statements, in this case December 31, 2005, based on factors derived from the National Consumer Price Index ("NCPI") published by the Banco de Mexico for domestic companies, and the NCPI of the country of origin of independent foreign companies, as well as at the exchange rate in effect on the latest close.

The NCPI factor used to recognize the effects of inflation on the consolidated financial statements was 3.33% and 5.19% at December 31, 2005 and 2004, respectively.

Below is a summary of the main accounting policies followed by the Company in preparing the consolidated financial statements, including the concepts, methods and criteria pertaining to recognition of the effects of inflation on the financial information.

a. Consolidation - Significant balances and transactions carried out between the consolidating companies have been eliminated in consolidation. The consolidation was carried out on the basis of audited financial statements of all the significant subsidiaries.

   For consolidation purposes, translation of the financial statements of the subsidiaries resident abroad is made on the basis of Statement B-15 of Mexican GAAP, issued by the Mexican Institute of Public Accountants ("MIPA"). The translation effect is shown in the statement of changes in stockholders' equity, under the caption deficit in restatement of stockholders' equity.

b. Investments in securities - The Company adopted the provisions of C-2, "Financial Instruments" as from January 1, 2005, which establishes that the effects for valuation of instruments available for sale must be recorded in stockholders' equity and incorporate the rules to determine the effects of impairment in the value of financial instruments. Adoption of the statement had no significant effects on the enclosed consolidated financial statements.

Investments in securities include debt and capital financial instruments and are classified as per their intended use at the time of acquisition as: instruments for negotiation, kept to maturity or available for sale. They are initially recorded at acquisition cost and are subsequently valued as described are as follows:

i. Debt instruments for keeping to maturity are valued at acquisition cost less amortization of premiums, or increased by amortization of discounts over the life of the investment based on unpaid balances. If necessary, a reduction in value is recognized.

ii. Financial instruments for negotiating and available for sale are valued at their reasonable value, which closely resembles market value.

Fair value is the amount for which a financial asset can be exchanged or a financial liability can be settled between interested willing parties in a freely competitive transaction.

Investments in securities are subject to different types of risks, mainly those related to operating markets, interest rates, exchange rates and inherent credit and market liquidity risks.

At December 31, 2005 and 2004, Company investments are mainly comprised of: investments in shares, government papers (Brems bonds, BPAT), derivative credit instruments (see Note 8), and other security instruments.

c. Derivative financial instruments - Derivative financial instruments for negotiation or hedging purposes are used mainly to reduce the risk of adverse movements in: a) interest rates, b) exchange rates for long-term debts, c) copper and aluminum prices, and d) natural gas prices, are recorded as assets and liabilities at their reasonable value. Realized and unrealized profits or losses on said investments are recorded in income. (See Note 8).

Effective January 1, 2005, the Company adopted the guidelines of Statement C-10, "Derivative Financial Instruments and Hedge Operations", which aside from establishing recording, valuation and disclosure criteria applicable to all derivative financial instruments, requires evaluation of the effectiveness of hedging for cash flows risks and for the net investment in subsidiaries located abroad, and requires the effective position of profits or losses arising from said instruments to be recorded under the comprehensive financing income caption. Adoption of the statement had no significant effects on the enclosed consolidated financial statements.

Until 2004, instruments derived from hedging were valued in accordance with the criteria for covered items and the result was offset against said item. Effective January 1, 2005, financial assets or liabilities resulting from the rights and obligations established for derivative financial instruments are not netted and are valued at their market price or fair value, and are the same treatment for negotiation instruments.

Valuation of instruments for negotiation is recorded in the statement of income under the comprehensive financing cost caption in the period in which it accrues. Valuation of fair value for hedging instruments is recorded immediately in income, while costs, expenses or income arising from assets or liabilities whose risks are covered are netted. In cash flows hedging operations, the ineffective portion of changes in the reasonable value of hedging is recorded immediately in income, while the effective portion is recorded in stockholders' equity as part of the comprehensive profit, and is subsequently reclassified to income for the period in which the projected asset, liability or transaction (covered primary position) affects income -losses for the year.

Certain derivative financial instruments, although contracted for hedging purposes from an economic viewpoint, have not been designated as hedging for accounting purposes. The fluctuation between the fair value of those derivatives is recorded in income under the comprehensive financing cost caption.

The Company has signed certain agreements that qualify as unrecorded commitments, which, given their nature, give rise to an implicit derivative. Said agreements are valued at their fair value and the effect is recorded in the statement of income for the period in which they are valued. (See Note 8).

d. Investment in shares of associated companies - The investment in shares of associated companies is valued by the equity method. Under that method, the acquisition cost of the shares is modified for the proportionate part of changes in stockholders' equity accounts of investees occurring subsequent to the date of purchase. Company's equity in the results of associated companies is shown separately in the statement of income.

At December 31, 2005 and 2004, the most significant associated firm was Philip Morris, which contributed 94% and 84%, respectively, to associated company results.

At December 31, 2005, Company Management failed to recognize the equity method for its associated company ITM, and presented the acquisition of those shares as an investment in shares at book value. The equity method not recognized is not significant in the consolidated results for 2005, since the investment in ITM was made in November 2005. (See Note 2h.).

e. Inventories - Inventories and cost of sales are recorded at replacement cost based on the lastly purchases or production costs of the period. Values thus determined do not exceed market value (see Note 6).

Agricultural products are valued at fair value, less estimated sales point costs. Said fair value is determined based on the market price for the respective region.

f. Property, machinery and equipment - Property, machinery and equipment of Mexican origin are stated at restated value, determined by applying factors derived from the NCPI to acquisition or construction cost.

Machinery and equipment of foreign origin are restated by applying factors reflecting inflation for the country of origin at the date of valuation to historical cost stated in the currency of origin, and subsequently converted to Mexican pesos at the rate of exchange in effect at the close of the period.

Depreciation is calculated by the straight-line method, based on the useful lives of the assets estimated by Management, on both acquisition or construction cost and on restatement increments. These useful lives are not mentioned, since they vary significantly due to the diversification of the business segments in which the group operates.

The Company is constantly evaluating its assets not in use, in order to determine their potential use in the short term or to take the necessary steps to realize those assets. Assets recorded as not in temporary use refer to machinery and equipment of the mining and industrial sectors and total Ps395,243 and Ps570,645 at December 31, 2005 and 2004, respectively.

The value of those assets is subject to an annual impairment evaluation (see Note 2i.).

g. Intangible assets - Intangible assets are recognized in the balance sheet provided they are identifiable, provide expected economic benefits and the Company has control over such benefits. Intangible assets with an indefinite useful life are not amortized and intangible assets with a definite life are amortized systematically, based on the best estimate of their useful life determined in accordance with the expected future economic benefits. The value of these assets is subject to an annual evaluation for impairment. (See Note 2i.).

Intangible assets recorded by the Company are as follows:

i. Research costs are recognized as expenses for the year in which they are incurred. Development costs (or incurred in the development phase of a project) are recorded as an intangible asset when they bear certain features. There are no significant assets in this regard.

ii. Patents and trademarks represent payments made for use rights. There are no significant assets in this regard.

iii. Exploration expenses and payments for assignment of rights over mining concessions are charged to income in the year in which they are paid. Development expenses incurred in mining lots for exploitation purposes are included in operating costs.

iv. Environmental control plans and projects are shown under the other asset caption. Disbursements made in this respect are charged to the provision.

h. Goodwill - Goodwill represents the excess of cost of shares of subsidiaries and associated companies over book value, and negative goodwill represents the excess of book value over the cost of shares of subsidiaries and associated companies, both are expressed at restated value determined by applying NCPI factors to the original value, less accumulated amortization. Goodwill and negative goodwill were amortized until December 31, 2004 on a straight-line basis, by applying the 10% and 20% to restated balances, respectively. As from 2005, goodwill is subject to annual tests for impairment (see Note 2i.).

At December 31, 2005, the acquisition of the ITM shares gave rise to goodwill of Ps599,763, as shown in the other asset caption in the balance sheet. Said figure will be adjusted in 2006 with the valuation of operations at their fair value, which is being prepared by Company Management.

i. Impairment in the value of long-lived assets and their disposal - In 2003, Company Management opted for early adoption of the provisions of Statement C-15, "Impairment in the Value of Long- Lived Assets and their Disposal", issued by the MIPA. This statement establishes, among other issues, the general criteria for identification and, if applicable, recording of impairment losses or the decrease in the value of long-lived tangible and intangible assets, including goodwill.

j. Liabilities, provisions, contingent assets and liabilities and commitments - The Company's liabilities and the liability provisions recognized in the balance sheet represent present obligations whose settlement will probably require the use of economic resources. These provisions have been recorded based on Management's best estimated of the amount needed to liquidate the present liability; however, actual results could differ from the provisions recognized.

k. Deferred taxes - Income tax is recorded by the comprehensive method of assets and liabilities, which consists of recording deferred tax for all temporary differences between the book and tax values of assets and liabilities (see Note 11).

Deferred employees' statutory profit sharing is recorded only on the basis of temporary differences between the net book and tax profit for the period applicable for employees' statutory profit sharing, which can be reasonably assumed to give rise to a liability or a benefit in the future.

l. Labor obligations - The seniority premiums, which employees are entitled to receive upon termination of employment after 15 years of service, as well as obligations under employee retirement plans for certain subsidiaries, to which they do not contribute, are recorded as cost for the years in which the respective services are rendered, based on actuarial studies using the projected unit credit method (see Note 9).

The Company adopted the guidelines of Statement D-3, "Labor Obligations", as from January 1, 2005. Said statement establishes the rules for valuation, presentation and recognition of obligations upon retirement for causes other than restructuring. Those effects are recorded on the basis of actuarial studies using the projected unit credit method.

The net cost for the period for said compensation was Ps35,972, which was recognized in the income statement for the year. Total compensations paid amounted to Ps30,797. Initial adoption of the above guidelines had no significant effects on the Company's financial statements, and required recording of an intangible asset and an additional liability of Ps45,510 which will be amortized in several years, which varying depending on each subsidiary for the average remaining labor life of employees.

m. Stockholders' equity - The capital stock, the net premium on the placement of shares, retained earnings and the accumulated effect of deferred tax represent the value of those items in terms of purchasing power at the close of the most recent period, and are determined by applying NCPI factors to the historical amounts.

The deficit in restatement of stockholders' equity mainly comprises the initial accumulated results on monetary position and the gain or loss from holding nonmonetary assets, stated in pesos of purchasing power at the close of the most recent period.

n. Comprehensive income - The comprehensive income is represented by the net income plus the gain or loss from holding non-monetary assets, the translation adjustment arising in connection with foreign subsidiaries, and items required by specific accounting standards to be reflected in stockholders' equity but which do not constitute capital contributions, reductions or distributions. It is restated on the basis of NCPI factors.

o. Gain on monetary position -The gain on monetary position represents the inflationary gain, measured in terms of the NCPI, on net monthly monetary assets and liabilities for the year, stated in pesos of purchasing power for the most recent period.

p. Majority net income per ordinary share - The earnings per share majority is the result of dividing the net income of majority interest for the year by the weighted average of shares outstanding. Average outstanding shares were 2,382,046,573 and 2,449,801,047 in 2005 and 2004, respectively.

q. Recognition of income - Sales are recorded in the period in which the risks and benefits of inventories are transferred to the customers acquiring said items, which generally occurs when the goods are shipped to customers and they assume responsibility for them. Service income is recorded as services are rendered. Construction income is recorded as the work progresses.

r. Foreign currency transactions and exchange differences - Foreign currency transactions are recorded at the rates of exchange prevailing on the dates on which operations are entered into. Foreign currency assets and liabilities are translated at the exchange rates in effect at the balance sheet date; the related exchange differences between the date on which transactions are entered into and those on which they are settled are charged or credited to income (see Note 3).

s. Use of estimates - Preparation of the consolidated financial statements as per Mexican GAAP required that Company Management prepare certain estimates that might affect the amounts reported in the consolidated financial statements. Actual results may differ in such estimates. Estimates are determined based on reasonable bases.

t. Reclassifications - Certain reclassifications have been made to 2004 figures in order to adapt them to the actual disclosures, mainly those described in Note 13 pertaining to discontinued operations.

u. New accounting pronouncements - Effective June 1, 2004, the Mexican Financial Reporting Standards Board -("CINIF", for its initials in Spanish), assumed the responsibility for setting accounting and reporting standards in Mexico. In compliance with this responsibility and after due exposure in 2004 and 2005, the CINIF issued several Financial Reporting Standards – ("NIFs") effective as from January 1, 2006.

The main objective of the NIFs is to achieve the maximum possible harmonization and convergence of Mexican accounting and reporting standards and regulation practices with International Financial Reporting Standards ("IFRS").

The full hierarchy of NIFs, in effect beginning January 1, 2006, is as follows:

- NIFs and Interpretations of NIFs issued by the CINIF.
- Statements issued by the Accounting Principles Board of the MIPA that have not been modified, replaced or repealed by the new NIFs.
- IFRS, applicable in a supplementary way.

The circulars issued by the Accounting Principles Board will continue to have the status of recommendations and will be part of the NIFs until such time as they are repealed or superseded by NIFs.

Following is a list of the NIFSs issued to date, which are not expected to have a significant effect on the Company's consolidated financial information:

NIF A-1 "Structure of Financial Reporting Standards"
NIF A-2 "Basic postulates"
NIF A-3 "User needs and objectives of financial statements"
NIF A-4 "Qualitative features of financial statements"
NIF A-5 "Basic elements of financial statements"
NIF A-6 "Recognition and valuation"
NIF A-7 "Presentation and disclosure"
NIF A-8 "Supplementary"
NIF B-1 "Accounting changes and correction of errors

NOTE 3 - FOREIGN CURRENCY POSITION:

At December 31, 2005 and 2004, the Company had the following foreign currency assets and liabilities whose replacement cost is determined based primarily on US dollars:

	December 31,	
	2005	2004
Assets	US$ 410,113	US$ 306,188
Liabilities	(1,169,466)	(1,010,371)
Net short position of discontinued operations		(161,849)
Net short position	(US$ 759,353)	(US$ 866,032)

At December 31, 2005 and 2004, the exchange rates were Ps10.71 and Ps11.26 per US dollar, respectively. At March 2, 2006, date of issuance of the audited consolidated financial statements, the exchange rate was Ps10.46 per US dollar.

At December 31, 2005 and 2004, the Company had contracted hedging against exchange risks (see Note 8).

At December 31, 2005 and 2004, approximately 30% and 21%, respectively, of inventories and machinery and equipment are of foreign origin.

In 2005 and 2004, the Company performed operations in foreign currency, the most important of which are:

	Year ended December 31,	
	2005	2004
Sales	US$767,094	US$537,389
Interest income	3,939	818
Other income	56,908	415
Purchases	(852,665)	(808,213)
Interest expense	(26,630)	(24,877)
Others	(238,889)	(132,815)
Discontinued operations		(6,067)
Net	(US$290,243)	(US$433,350)

The Company has several subsidiaries abroad; however, their financial statements are not significant in relation to the Company's consolidated financial statements.

NOTE 4 - ANALYSIS OF ACCOUNTS RECEIVABLE:

	December 31,	
	2005	2004
Customers	Ps14,078,417	Ps11,410,667
Sundry debtors	368,147	1,448,120
	14,446,564	12,858,787
Allowance for doubtful accounts	(358,602)	(286,270)
	14,087,962	12,572,517
Recoverable taxes	318,158	622,319
Financial instruments	566,157	122,621
Others	521,019	42,066
	Ps15,493,296	Ps13,359,523

NOTE 5 - ANALYSIS OF BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

	December 31,	
Accounts receivable:	2005	2004
Teléfonos de México, S. A. de C. V.	Ps 869,639	Ps 939,090
Sinergia Soluciones Integrales de Energía, S. A. de C. V.		188,927
Philip Morris	245,423	186
Radiomóvil Dipsa, S. A. de C. V.	164,457	142,322
Delphi Packard Electric	143,565	78,642
U.S. Commercial Corp., S. A. de C. V.	136,264	
Estudio Cerámico México, S. A. de C. V.	37,975	
Dana Corporation	34,535	
Teléfonos del Noroeste, S. A. de C. V.	27,231	32,482
Uninet, S.A. de C.V.	25,585	
Compañía de Teléfonos y Bienes Raíces, S. A. de C. V.	3,491	21,878
Others	34,827	37,394
	Ps1,722,992	Ps1,440,921

Accounts payable:	December 31, 2005	2004
Sinergia Soluciones Integrales de Energía, S. A. de C. V.	Ps 371,197	
Concesionaria de Carreteras, Autopistas y Libramientos de la República Mexicana, S. A. de C. V.	156,344	
Banco Inbursa, S. A.	103,579	Ps 258,045
Seguros Inbursa, S. A.	27,508	12,851
Radiomóvil Dipsa, S. A. de C. V.		74,685
Others	18,069	17,464
	Ps 676,697	Ps 363,045

The principal transactions with related parties were as follows:

	Year ended December 31, 2005	2004
Income:		
Sales*	Ps 23,790,288	Ps 19,978,741
Disbursements:		
Purchases	Ps 1,625,551	Ps 1,234,978
Expenses	104,586	208,944
Interest	341,191	270,700
Discontinued operations		192,134

* Includes sales of the subsidiary Cigatam to the associated company Philip Morris, which sells and distributes its products, amounting to Ps14,314,510 and Ps12,892,437 in 2005 and 2004, respectively.

NOTE 6 - ANALYSIS OF INVENTORIES:

	December 31, 2005	2004
Raw materials	Ps 4,771,198	Ps 5,192,726
Production in process	1,233,775	856,404
Finished product	2,083,380	1,421,566
Merchandise in stores	5,695,750	4,344,040
Merchandise in transit	360,164	265,258
Spare parts and other inventories	1,606,799	2,513,787
	15,751,066	14,593,781
Allowance for obsolete inventories	(313,339)	(312,295)
	Ps 15,437,727	Ps 14,281,486

NOTE 7 - SHORT TERM FINANCING AND LONG-TERM DEBT:

Short-term debt is subject to variable interest rates. Interest rates at the close of December 2005 and 2004 were a weighted average of 9.06% and 9.28%, respectively, for local currency debt and 4.22% and 3.89%, respectively, for dollar debt.

The short-term debt was comprised as follows:

	December 31,	
	2005	2004
Commercial paper and short-term stock exchange certificate (1)	Ps 100,000	Ps2,352,354
Unsecured loans and others (2)	604,279	3,526,527
Current portion of long-term debt	919,406	2,030,178
	Ps1,623,685	Ps7,909,059

The long-term debt is subject to variable interest rates. Interest rates at the close of December 2005 and 2004 were a weighted average of 10.44% and 8.02% for local currency debt, respectively, and 4.08% and 2.77% for dollar debt, respectively.

The long-term debt was comprised as follows:

	December 31,	
	2005	2004
Syndicated loans in Mexican pesos and US Dollars at variable rates, expiring on a quarterly basis (3)	Ps10,175,355	Ps 7,050,152
Stock exchange certificates and unsecured loans (2) and (4)	4,240,640	4,737,400
Other long-term loans	85,742	238,118
	14,501,737	12,025,670
Less - Current portion	(919,406)	(2,030,178)
Long-term debt	Ps13,582,331	Ps 9,995,492

The long term debt at December 31, 2005 matures as follows:

Year ended December 31,	
2007	Ps 1,375,822
2008	2,612,848
2009	4,525,104
2010 and after	5,068,557
	Ps 13,582,331

(1) In 2005 and 2004, short-term stock exchange certificates and peso promissory notes were issued mainly to finance working capital. The rates for the December 2005 and 2004 close were 10.04% and 8.92%, respectively.

(2) Includes financing from Banco Inbursa, S. A. (related party), with the last maturity date in June 2013, as shown below:

	December 31,			
	2005		2004	
	Currency		Currency	
	Domestic	Foreign (*)	Domestic	Foreign (*)
Short term	Ps222,575	Ps1,125	Ps1,195,216	Ps358,033
Long term	Ps393,968	Ps -	Ps 232,663	Ps476,798

(*) US dollars converted at the exchange rate for the close of the respective year.

(3) In September 2002, the Company had contracted a syndicated loan of US$225,000, of which US$128,750 was contracted for a three-year term, with the last maturity date in September 2005, while the remaining US$96,250 were set for a five-year term with the last maturity date in September 2007. At the 2004 close, the balance payable for the three-year portion of the loan was US$109,438, and the balance for the five-year portion was US$96,250. The foregoing balances were fully paid in advance in the first semester of 2005.

Also, a US$300,000 syndicated loan contracted in September 2004 was paid in advance in the first quarter of 2005. Said loan was payable over a three-year term, with a last maturity in May 2007.

The Company had entered into a syndicated loan of US$250,000, of which US$150,000 are for the Ferrosur subsidiary and US$100,000 for Grupo Carso. The loan was contracted in October 2004 and the respective maturity dates run from April 2006 to October 2009. At December 31, 2005, the balance of the loan is US$100,000 due to the sale of the Ferrosur subsidiary in November 2005. The subsidiary prepaid its portion of the loan in January 2006, thus releasing Grupo Carso and Condumex from the collateral provided (See Note 1 [2]).

In May 2005, Grupo Carso signed a syndicated loan agreement for US$700,000 for a five-year term, with the last maturity in May 2010, to refinance prepaid loans of the different subsidiaries over a longer term and at a lesser cost.

In September 2005, the Company contracted a revolving syndicated loan for US$150,000. The term for that loan is five years and the last maturity is in September 2009.

(4) At December 31, 2005 an 2004, the Company had set up a trust for the purposes of issuing stock certificates for up to Ps5,000,000. Revenue earned through the different issuance of such certificates, were used to cover obligations derived from unsecured loans.

The four stock certificates are subject to the CETES average interest rate plus 1.27 percentage points. At the 2005 close, the balance of the Company debt owed to the trust is Ps3,550,000, with the last maturity date in October 2008. The interest Grupo Carso is subject to is equal to that payable by the trust to holders of the stock certificates. In February 2006, those balances matured and Ps500,000 were paid.

The Grupo Carso subsidiaries have contracted variable rate and short/long term unsecured loans with the last maturity date being 2013.

The loan agreements establish the obligations to do and not to do, and require that, based on the Company's consolidated financial statements, certain financial ratios be kept. All of those requirements are complied with at the date of issuance of these consolidated financial statements.

NOTE 8 - OPERATIONS WITH DERIVATIVE FINANCIAL INSTRUMENTS:

The purpose of signing agreements with derivative financial instruments is to partially cover the financial risks of exchange variations, interest rates, prices of natural gas and certain metals, or the expected positive financial yields originating from agreed hedging. The decision to contract economic or financial hedging is the result of market conditions and the related expectations at a specific date, and the domestic and international economic context of economic indicators that affect the Company's operations.

The Company has policies and methods to measure risks and make decisions inherent to this type of derivatives instruments. The Company periodically monitors market conditions related to contracted derivative financial instruments and analyzes the changes in risk exposure and the steps to be followed in the event of a financial contingency.

Operations carried out with derivative financial instruments are summarized as follows:

Currency forwards

At December 31, 2004, the Company had contracted negotiation forwards whose purchase position was US$495,000 at the agreed exchange rate of Ps11.3324, weighted average, and a sales position of US$25,000 at the agreed exchange rate of Ps11.4888, weighted average. Those operations matured in March 2005; however, the Company paid those balances in advance in February 2005.

At December 31, 2005, the Company had contracted negotiation forwards whose purchase position was US$920,000 at the agreed exchange rate of Ps11.9910, weighted average. Those operations mature from December 2006 to December 2010.

Most negotiation forwards signed in 2005 and 2004 were paid in advance, which caused a net loss of Ps723,765 and Ps4,676, respectively, as shown in the "Exchange (loss) profit - Net" caption in the statement of income.

At December 31, 2005 and 2004, the net position of negotiation forwards showed an unfavorable fair value of Ps64,401 and Ps28,788, respectively, as included in the "Accounts payable and other accrued expenses" and "Exchange (loss) profit- net" captions, which means that the net charge to income for negotiation forwards in those years was Ps788,166 and Ps33,464, respectively.

As from December 31, 2005, the Company had contracted hedging forwards for US dollars liabilities totaling US$25,725, at the agreed exchange rate of Ps10.9138, weighted average, maturing from March to December 2006. The Company had also contracted a hedging forward of US$14,000 for the uncovered balance of the Cross Currency Swap of the syndicated loan contracted with BBVA Bancomer, S.A. and Banco Santander Serfín, S. A. (see Note 7), at the agreed exchange rate of Ps11.0285, maturing in December 2006.

Hedge forwards paid in 2005 gave rise to a charge to income of Ps10,064, as shown in the "Exchange (loss) profit- Net" caption. At December 31, 2005, the net position of hedge forwards showed and unfavorable fair value of Ps1,434, of which Ps1,288 is recorded in the "Accounts payable and other accrued expenses" and "Comprehensive income" captions, and the remaining Ps146 under "Exchange (loss) profit – Net" caption, which means that the net charge to income for hedge forwards was Ps10,210.

The fair value of a forward purchase operation is equal to the present value of the difference between the previously agreed forward price and the forward price in effect at the valuation date. Said values were determined considering the curves of the LIBOR rate and the Average Interbank Interest Rate ("TIIE" for its initials in Spanish) provided by a price vendor and expressed at present value.

Critical features of hedge instruments and the primary position are the same (notional amount in USD and payment dates), which ensures that fluctuations in the reasonable value attributable to the exchange risk being covered are fully compensated from the beginning through to maturity of the strategy, thus generating highly effective coverage, which makes it unnecessary to evaluate and measure the effectiveness subsequently.

Currency swaps and interest rates

At December 31, 2004, the Company had contracted hedge and negotiation Interest Swaps in pesos, whose reference value is Ps7,448,448 and Ps1,851,252, respectively, for which it had to exchange interest rates every 28 days by paying average fixed rates of 9.85% and charging variable TIIE rates to 28 days. Maturities of those agreements ran from January 2007 to March 2014; however, they were paid in advance in the period from May to December 2005.

At the beginning of 2005, we noted that hedge swaps recognized as per the previous accounting standards (MIPA Statement C-2) failed to comply with all the requirements, conditions and features established in Statement C-10 of MIPA to qualify as such. As a result of the accrued effect of the amendments to the accounting principles, the Company recorded a charge to income for the year of Ps60,608, net of tax.

At December 31, 2005, the Company had contracted negotiation interest swaps in pesos whose reference value is Ps5,775,000, for which it was required to exchange interest rates every 28 days by paying the average fixed rate of 9.32% and charging TIIE variable rates to 28 days. Maturities of said agreements run from February 2014 to September 2015. US dollar negotiation swaps were also contracted whose reference value is US$600,000, for which it was required to exchange interest rates every three months by paying average fixed rates of 4.51% and charge LIBOR variable rates to three months. Maturities of those contracts are in May and June 2015.

In 2005 and 2004, the Company paid (earned) Ps46,669 and Ps289,186 for net TIIE differences, respectively, Ps36,605 and Ps4,365 for LIBOR differences, respectively, Ps530,254 and Ps147,996 for prepaid TIIE, respectively, and (Ps113,152) in 2004 for prepaid LIBOR, as shown in the "Interest paid" caption of the statement of income. At December 31, 2005 and 2004, the effect of the valuation at market price of TIIE contracts required recording a Ps128,334 and (Ps248,774) liability (asset), respectively, and of LIBOR contracts an asset of Ps143,162 in 2005, as shown in the "Other accounts receivable - Net" caption (see Note 4), "Accounts payable and other accrued expenses" caption of the balance sheet and the "Interest paid" caption, which means that the net charge to income for interest swaps in those years was Ps598,700 and Ps79,621, respectively.

At December 31, 2005, the Company had contracted hedge interest swaps with Banco Santander Serfín, S. A. and JP Morgan Grupo Financiero whose reference value is Ps384,000 and Ps488,000, respectively, for which it was required to exchange interest rates on a monthly basis by paying average fixed rates of 8.85% and charge TIIE variable rates to 28 days. Those contracts mature from March 2006 through to December 2007.

In the year, the Company earned Ps4,408 for net interest differences, as shown in the "Interest paid" caption of the statement of income. At December 31, 2005, the effect of valuation at market price required recording a Ps2,392 liability, as shown in the "Accounts receivable - Net" caption of the balance sheet (see Note 4) and in the "Interest paid" caption, and therefore the net credit to income was Ps2,016.

At December 31, 2005, the Company had contracted hedge Cross Currency Swaps from US dollars to pesos on the long-term syndicated loan contracted with BBVA Bancomer, S. A. and Banco Santander Serfín, S. A. (see Note 7), whose reference value was US$136,000 and Ps1,475,328, respectively, for which it was required to exchange interest rates every month by paying the variable TIIE rate to 28 days, plus 0.25% and 0.30%, and charging variable LIBOR to three months plus 0.50%. Those contracts mature in September 2010.

In the year, the Company paid net interest rate differences of Ps20,004, as shown under the "Interest paid" caption of the statement of income. At December 31, 2005, the effect of the valuation of hedge contracts at market price required recording a Ps15,507 liability, as shown in the "Accounts payable and other accrued expenses" caption of the balance sheet and the "Interest paid" caption, which means that the net charge to income for the year was Ps35,511.

At December 31, 2005 and 2004, the TIIE was 8.57% and 8.95%, while the LIBOR rate was 4.52% y 2.56%, respectively.

Metal futures and swaps

In 2005 and 2004, the Company signed hedging futures and swaps to reduce the risk of adverse exchange flucturations in the purchase price of copper and aluminum. At December 31, 2005 and 2004, those derivatives resulted in a credit to the cost of sales of Ps43,641 and Ps22,424, respectively.

At December 31, 2005, the open position is for 4,421 tons of copper recorded at market value at Ps25,927. That amount is recorded in the "Accounts receivable" caption and the unrealized profit is recorded under the "Comprehensive income" caption of stockholders' equity, since as the hedging, the notional amount and the periods of the derivate financial instrument match those of the primary position, hedging if highly effective.

Also in 2005 and 2004, the Company signed negotiation futures and swaps agreements for the sale of silver, lead and zinc, which were recorded at market value and resulted in a charge to comprehensive financing cost of Ps82,737 and Ps195,147, respectively.

At December 31, 2005 and 2004, current futures and swaps agreements for silver of 1,435,000 and 2,910,000 ounces, respectively; for lead of 10,875 and 23,575 tons, respectively, for zinc of 21,800 and 11,875 tons, respectively, and for copper of 9,514 tons in 2004, maturing in 2006 and 2005, respectively, gave rise to an unrealized loss of Ps111,469 and Ps20,189, respectively.

Natural gas Forward

The Company has signed forward agreements with Petróleos Mexicanos for fixed natural gas prices of US$4.4633 per Million British Thermal Units ("MBTU"). Under said cash flows hedge agreements, the Company acquires benefits or assumes costs based on its natural gas consumption and on the difference between the price of natural gas of the Reynosa price for natural gas and the hedged value, thus covering a certain volume of natural gas used in for production at a fixed price.

In 2005 and 2004, the realized effect of the difference between the market gas price and the fixed price was a Ps270,667 and Ps138,214 profit, respectively. That amount is recorded under the production cost account.

At December 31, 2005, the Company's position is of 8,480,091 MBTU, with a market value of Ps379,671, which is recorded under the "Accounts receivable" caption, while the unrealized profit is recorded under "Comprehensive income" of stockholders' equity, since, given that the hedging, the notional amount and the periods of the derivative financial instrument match those of the primary position, hedging is highly effective.

In 2005, monthly consumption was less than the hedging stipulated in the agreement, which gave rise to an additional benefit of Ps692 for notes of credit of up to the total amount covered. That effect was recorded under the "Interest income" account.

In addition to the foregoing, the Ministry of Energy published a decree in the September 12, 2005 Official Gazette subjecting natural gas to the maximum price as from that date and until January 2006, which means that at December 31, 2005, the Company recorded an additional asset of Ps3,993.

Credit Default Swap

In March 2004, the Company contracted a credit derivative financial instrument ("Credit Linked OTL Deposit Transaction" or "Credit Default Swap" or "CDS") pertaining to an initial US$50,000 investment maturing in March 2009, subject to LIBOR rate plus 2.65 percentage points. Said credit derivative allows the CDS counterpart to transfer to the Company the risk of default of a specific credit portfolio issued by related parties. Therefore, at the date the CDS matures, the counterpart will pay the Company the initial investment, less the amount of the portfolio over which default was incurred in.

The foregoing instrument is not subject to valuation as a derivative financial instrument, since it refers to deposits with credit guarantees. At December 31, 2005, the Company expects no future unfavorable effects.

Implicit derivatives

At December 31, 2005, certain subsidiaries recognized implicit derivative financial instruments, since their sales operations include US dollar agreements. The US dollar is not the functional currency of those subsidiaries or of their counterparts. Those agreements represent commitments not recorded in the balance sheet that could give rise to future economic effects due to exposure to changes in fair value.

Agreements denominated in foreign currency for purchases of goods and services to be received amounts total US$2,329. There are also sales accords expressed in foreign currency whose unrealized amounts total US$6,997. The fair value of implicit derivatives at December 31, 2005 is Ps321, as recorded in income under the "Exchange (loss) profit - Net" caption.

In order to calculate the fair value of implicit derivatives, we considered the exchange rates for the close date and those for the payment date and the current value, and the calculation was made based un US dollar curves provided by a price vendor.

NOTE 9 - LABOR OBLIGATIONS:

The Company had established non-contributory employee retirement plans for certain subsidiaries employees. The benefits under those plans are mainly based on years of service and remuneration upon retirement. The respective obligations and costs, as well as those corresponding to seniority premiums to which employees may be entitled upon termination of employment after 15 years of service, are recorded based on actuarial studies prepared by independent experts, in most cases, through contributions to an irrevocable trust fund. The Company has established other plans to cover employee severance payments, which are based on actuarial studies prepared by independent experts.

The plans are based on actuarial calculations using the projected unit credit method under the following guidelines:

- Use of real rates to determine the liabilities and costs of pension plans, seniority premium and severance payments.

- Retirement benefits are based mainly on years of service, age and salary of employee at retirement date.

- Re-expression of the net cost for the period and existing liability, as per inflation recorded in the period.

Following is a summary of the principal financial data pertaining to those plans:

	December 31,	
	2005	2004
Projected benefit obligations	(Ps1,617,752)	(Ps1,752,901)
Plan assets at market value	2,566,278	2,236,684
Fund position	948,526	483,783
Unamortized transition asset (liability)	7,268	(36,681)
Unamortized variations in assumptions and adjustments	(416,488)	(200,702)
Unamortized plan modifications	(111,794)	86,080
Additional liability	(14,513)	(2,729)
Projected net asset derived from labor obligations	Ps 412,999	Ps 329,751

The net cost for the period as recorded in income is as follows:

	Year ended December 31,	
	2005	2004
Financial cost	Ps 78,794	Ps 86,689
Labor cost	112,046	101,910
Interest on plan assets	(115,239)	(98,142)
Amortization of the transition item and others	(15,314)	14,076
	Ps 60,287	Ps 104,533

In 2005 and 2004, the Company contributed Ps32,842 and Ps45,981 to the funds, respectively. Amendments to the plans, variations in assumptions and adjustments for experience, as well as the transition liability are amortized over the average remaining labor life of employees who are expected to receive the benefits of the plan, which varies depending on each Company subsidiary.

NOTE 10 - STOCKHOLDERS' EQUITY:

At the General Ordinary Meetings held on April 21, 2005 and April 21, 2004, the stockholders agreed to:

a. Payment of a cash dividend of Ps606,878 and Ps605,103, respectively (adjusted for the number of shares at the time of payment of repurchase of own shares), the values of which were Ps0.25 and Ps0.24 per share at nominal value in 2005 and 2004, respectively, payable in two installments at the Ps0.13 and Ps0.12 on May 20 and November 18, 2005, and Ps0.12 on May 20 and November 18, 2004, from the consolidated Reinvested After-tax Earnings Account ("CUFINRE") and the consolidated After-tax Earnings Account ("CUFIN"). Dividends per share for 2004 were adjusted for comparability as a result of the shareholding split of 2005, as described later in this note.

b. Establish a maximum of Ps3,000,000 (nominal) as from the date of the meeting for the purchase of own shares over the remaining part of 2005 and 2004.

At the general extraordinary stockholders' meeting of April 21, 2005, it was agreed to approve a shareholding restructuring through a split, for which purposes a dividend of three new shares was declared for each of the current Series A-1, common, nominative shares with no par value, comprising the capital stock of Grupo Carso. For comparative purposes the shares were restructured at the 2004 close.

At December 31, 2005, Grupo Carso's subscribed and paid-in capital stock was composed as follows:

Shares*	Description	Amount
2,745,000,000	Series "A1", representing the fixed portion of the capital stock with no withdrawal rights	Ps1,058,036
(380,460,000)	Repurchased shares in treasury	(146,645)
2,364,540,000	Historical capital	911,391
	Restatement increment	5,222,473
	Capital stock	Ps6,133,864

* Ordinary nominative shares, with no par value total subscribed and paid.

The profit for the period is subject to the legal provision requiring that at least 5% of the profit for each period be set aside to increase the legal reserve until it is the equivalent of 20% of the capital stock. At December 31, 2005, Grupo Carso's legal reserve was Ps381,635 (nominal value) and covers the aforementioned parameter. This amount is included in "Retained earnings".

Dividends are free of income tax if paid from the CUFIN. Dividends exceeding the CUFIN are subject to a tax equivalent to 40.84% or 38.91% if paid in 2006 or 2007 and after, respectively. That tax is payable by the Company and may be credited against its income tax for the period or for the following two periods. Dividends paid from previously taxed profits are not subject to tax withholding.

In the event of a capital reduction, the excess of capital over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, are accorded the same tax treatment as dividends. At December 31, 2005 and 2004, the CUFIN and the capital contributions account amounted to Ps21,593,960 and Ps5,571,225; and Ps19,757,198 and Ps5,639,011, respectively, determined in accordance with the current tax provisions.

NOTE 11 - INCOME TAX ("IT"), ASSET TAX ("AT"), EMPLOYEES' STATUTORY PROFIT SHARING ("ESPS") AND EXCISE TAX ("IEPS"):

Grupo Carso has been authorized to consolidate for IT and AT purposes as the controlling company since 1994. In 2005 and 2004, Grupo Carso determined a consolidated tax profit of Ps7,073,254 and Ps662,212, respectively. The taxes corresponding to said tax profits were covered with advance payments made by the controlling and controlled companies. The IT provision shown in the statement of income differs from the amount determined by applying the 30% and 33% rates for 2005 and 2004, respectively, to the profit before IT and ESPS provisions in the consolidated statement of income, basically due to: i) permanent differences derived from recognition of the effects of inflation on different bases and non-deductible expenses, ii) certain temporary difference assets, for which there is no certainty of reversion (due to amortization of active goodwill at 2004); iii) for the percentages that would apply in the years in which the items giving rise to deferred IT are expected to be deductible and/or taxable, as per the amendments to the IT Law approved on November 13, 2004, which establishes that in 2005, the general rate is 30% and will be gradually reduced 1% a year until it is 28% in 2007; and additionally in 2005: iv) for the profit on shareholding dilution and sale of permanent shares; and in 2004: v) for the benefit of a deferred asset generated from recognition of the tax loss on the sale of shares in 2004 and in prior years, as per the favorable ruling issued on June 30, 2004 to the Company and some of its subsidiaries as a result of a request for an injunction filed at the First Chamber of the Court of Justice in connection with the unconstitutionality of not being able to credit tax losses from sales of shares, and vi) for the benefit of tax deduction of ESPS paid by certain subsidiaries.

The income tax provision was as follows:

	Year ended December 31,	
	2005	2004
Current income tax	Ps 3,001,176	Ps 1,515,069
Deferred income tax	(861,497)	(926,096)
Total provision	Ps 2,139,679	Ps 588,973

The main temporary differences on which deferred income tax was recorded were as follows:

	December 31,	
	2005	2004
Temporary investments in shares	Ps 25,240	Ps 9,917
Accounts receivable from installment sales and estimation for doubtful accounts	3,991,339	4,318,477
Inventories - Net	8,188,230	13,304,827
Property, machinery and equipment - Net	16,759,979	17,776,365
Derivative financial instruments	1,198,541	116,835
Asset revaluation allowances	8,033	3,916
Tax loss carry forwards	(2,065,289)	(3,183,203)
Others	(71,751)	(1,020,095)
	28,034,222	31,327,039
Applicable income tax rate	29%	30%
	8,129,953	9,398,112
Effect of the difference in the IT rates for future years	(281,434)	(335,411)
	7,848,519	9,062,701
Recoverable AT	(281,700)	(176,002)
	7,566,819	8,886,699
Deferred income tax (CUFIN reinvested over the long term)	43,033	94,341
Deferred income tax liability - Net	Ps 7,609,852	Ps 8,981,040

From the deferred IT balance payable recorded on December 31, 2005 and 2004, Ps220,260 and Ps33,568, have been credited and charged directly to the deficit in restatement of stockholders' equity, since said amounts derive from temporary differences that are identified with the result of holding non-monetary assets of the subsidiaries (inventories and real property, machinery and equipment).

AT is subject to 1.8% on the net amount of certain assets and liabilities, only when it exceeds IT payable.

Certain subsidiaries have incurred in AT under applicable tax provisions - said tax is expected to be recovered in future years. AT may be recovered up to the excess of IT over AT in the following ten years.

ESPS is calculated by applying the procedures established in the IT law. In calculating that item, no consideration is given to the effects of inflation of tax purposes or to the unamortized tax losses.

The provisions for ESPS were as follows:

	Year ended December 31,	
	2005	2004
Current ESPS	Ps431,875	Ps636,787
Deferred ESPS	(171,688)	60,921
Total provision	Ps260,187	Ps697,708

Cigarettes sales are subject to IEPS tax. In this regard, subsidiary Cigatam paid the respective tax monthly 110% tax rates for cigarettes without filters and with filters in 2005; and 100% and 110%, respectively in 2004.

NOTE 12 - INFORMATION BY SEGMENTS:

The Company administers and evaluates its operations through a number of operating segments, the most representative of which are: tobacco, ceramic covering, copper and aluminum derivatives, products for the automobile, construction and telecommunications industries, commercial, mining and infrastructure and construction. Those operating segments are administered and controlled independently, since they operate with different products in several markets.

Following is certain condensed financial information at December 31, 2005 and 2004, for the business segments operated by Grupo Carso:

	2005								
	Tobacco	Ceramic covering	Copper and aluminum derivatives	Products for the automobile, construction and telecommunications industries	Commercial	Mining	Infrastructure and construction	Other and eliminations	Total
Net sales	Ps14,343,986	Ps3,649,126	Ps7,002,045	Ps14,028,840	Ps27,335,736	Ps2,105,326	Ps10,707,847	(Ps 1,080,593)	Ps78,092,313
Operating income	Ps 784,350	Ps 691,356	Ps 438,244	Ps 1,005,405	Ps 3,857,033	Ps 487,515	Ps 1,341,520	Ps 663,516	Ps 9,268,939
Consolidated net income for the year	Ps 552,029	Ps 397,060	Ps 212,239	Ps 1,275,134	Ps 3,168,296	Ps 169,761	Ps 966,559	Ps 3,352,345	Ps10,093,423
Depreciation and amortization	Ps 163,160	Ps 359,468	Ps 335,449	Ps 447,286	Ps 702,261	Ps 130,021	Ps 161,453	Ps 54,124	Ps 2,353,222
Investments in shares of associated	Ps -	Ps 3,945	Ps 146	Ps 443,665	Ps 673,483	Ps 7	Ps -	Ps 2,829,153	Ps 3,950,399
Total assets	Ps 4,042,088	Ps7,156,246	Ps9,189,210	Ps16,331,943	Ps30,228,863	Ps2,534,083	Ps 9,229,077	Ps 4,930,834	Ps83,642,344
Total liabilities	Ps 2,700,314	Ps3,588,035	Ps4,281,884	Ps 6,009,104	Ps14,523,064	Ps1,257,294	Ps 3,013,563	Ps 1,755,384	Ps37,128,642

	2004								
	Tobacco	Ceramic covering	Copper and aluminum derivatives	Products for the automobile, construction and telecommunications industries	Commercial	Mining	Infrastructure and construction (*)	Other and eliminations	Total
Net sales	Ps12,917,777	Ps3,656,089	Ps6,741,864	Ps13,973,787	Ps22,964,191	Ps1,313,167	Ps8,872,751	(Ps 716,690)	Ps69,722,936
Operating income	Ps 850,924	Ps 686,394	Ps 594,438	Ps 1,334,209	Ps 3,389,366	Ps 118,559	Ps1,039,155	Ps 834,521	Ps 8,847,566
Consolidated net income (loss) for the year	Ps 500,373	Ps 377,055	Ps 151,803	Ps 2,550,573	Ps 2,716,470	(Ps 181,806)	Ps 603,195	Ps1,591,772	Ps 8,309,435
Depreciation and amortization	Ps 128,231	Ps 331,631	Ps 366,429	Ps 456,721	Ps 657,396	Ps 113,234	Ps 126,086	Ps 219,530	Ps 2,399,258
Amortization of goodwill - Net	Ps -	Ps 28,597	Ps -	Ps 77,704	(Ps 80,985)	Ps 37,302	Ps -	Ps 78,540	Ps 141,158
Investments in shares of associated companies	Ps -	Ps -	Ps 150	Ps 338,010	Ps 1,610,893	Ps 7	Ps -	Ps 988,521	Ps 2,937,581
Total assets	Ps 4,183,738	Ps7,010,535	Ps9,333,387	Ps18,124,975	Ps26,863,864	Ps7,377,330	Ps5,247,424	Ps 628,384	Ps78,769,637
Total liabilities	Ps 2,840,394	Ps4,018,864	Ps4,543,359	Ps10,597,883	Ps14,172,950	Ps4,249,566	Ps4,166,283	(Ps3,259,916)	Ps41,329,383

(*) The information on these segments was restructured due to the transfer of businesses between Condumex and Cicsa.

The Company operates in different geographical zones and has distribution channels in Mexico, the US and other countries though industrial plants, sales offices or representatives.

Below is a breakdown of net sales per geographical area:

	Year ended December 31			
	2005		2004	
Geographical zone	Amount	Sales %	Amount	Sales %
North America	Ps 5,125,728	6.56	Ps 4,977,837	7.14
Central, South America and Caribbean	1,498,367	1.92	1,438,043	2.06
Europe	82,645	0.11	502,271	0.72
Rest of the world	24,635	0.03	19,116	0.03
Total Exportation	6,731,375	8.62	6,937,267	9.95
Mexico	71,360,938	91.38	62,785,669	90.05
Net sales	Ps78,092,313	100	Ps69,722,936	100

The Company has a great variety of customers, based on type of product and service. Cigatam recorded sales made to Philip Morris (associated company) equivalent to 18.3% and 18.5% of the Company's consolidated net sales in 2005 and 2004, respectively (see Note 5). No other customer represents more than 10% of net sales. The Company offers its products and services to the following industries: Energy, Automobile, Telecommunications, Mining, Cement, Construction, Electronics and to the general public.

NOTE 13 - DISCONTINUED OPERATIONS:

As specified in Note 1 [2], on November 24, 2005, the Company sold the shares of its subsidiary, Ferrosur, which is why its results for the period at October 31, 2005 and for the year ended on December 31, 2004 are presented separately in the consolidated statement of income as discontinued operations. Also, current and long-term assets and liabilities of discontinued operations are shown separately in the 2004 consolidated balance sheet.

The results of discontinued subsidiary are comprised as follows:

	For the period from January 1 to October 31, 2005	For the year ended on December 31, 2004
Income from discontinued operations	Ps2,027,687	Ps2,320,087
Costs of discontinued operations	1,431,927	1,572,199
Expenses of discontinued operations	141,613	259,472
Income before taxes on discontinued operations	451,248	513,544
Income on discontinued operations	290,536	355,943

NOTE 14 - COMMITMENTS:

Under an agreement signed on December 20, 2001, Sears extended its trademark licensing agreement for a period of 10 years as from April 17, 2002. That license specifies the payment of 1% on all income from the sale of merchandise for which use of the Sears name is permitted, both in its company name and in its stores, as well as for exploitation of trademarks owned by Sears Roebuck and Company, principally Craftsman and Kenmore.

At December 31, 2005 and 2004, Sanborns has signed agreements with suppliers for the remodeling and construction of some of its stores. The amount of commitments contracted for the foregoing purposes is approximately Ps618,712 and Ps267,481, respectively.

Sanborns has signed leasing agreements for 262 of its stores (Sears, Sanborn Hermanos, Sanborns Café, Mix-up, Discolandia, Coffe factory and Café Caffe). Those leasing agreements have been set for compulsory terms of 2 to 20 years. Total rent paid in 2005 and 2004 was Ps424,081 and Ps479,022, respectively. Also, Sanborns has signed agreements as lessor with terms fluctuating between 1 to 15 years, while rent income in 2005 and 2004 was Ps345,667 and Ps375,261, respectively.

As from August 1, 2004 went into effect the provisions of the agreement signed by the Ministry of Health and the Tobacco Industry. That agreement establishes that 2.5 cents of one peso per cigarette sold as from October 1, 2004 to December 31, 2005 is to be contributed to the Trust of the Social Health Protection System. As from January 1, 2006, the ratio will be 3.5 cents of one peso per cigarette sold until September 30, 2006, and from October 1, 2006, 5.0 cents of one peso cigarette sold until December 31, 2006, on which the contributions to the Trust will stop. At December 31, 2005 and 2004, contributions to the Trust total Ps733,866 and Ps193,270, respectively.

In 2005 and 2004, the Company made temporary importations of raw materials under the program for temporary importation of goods for the production of items for export ("PITEX") authorized by the Ministry of Commerce, whose customs duties have been guaranteed by the Company under the above program. The Company must and is complying with the requirements of the program.

At December 31, 2004, Condumex signed as collateral for loans contracted by Sinergia Soluciones Integrales de Energía, S.A. de C.V. (associated company) for US$17,855 and US$2,173, maturing in 8 and 5 years, respectively.

In 2005 and 2004, Condumex, Nacobre and Porcelanite signed a natural gas purchase agreement with Pemex Gas and Petroquímica Básica, whereby the subsidiaries must purchase, based on an annual consumption program, the necessary gigacalories for their production. Said agreements will be in effect until conclusion of the Transitory Regime of General Terms and Conditions for First-hand Sales of Natural Gas; in the meantime, they will be automatically renewed for yearly periods, except when any of the parties issues notification of cancellation to the other, at least 90 days in advance before December 31, of the year in question. The price per gigacalory of natural gas is determined monthly as per specific procedures stated in an Exhibit to the agreement based on the arithmetical average of the estimates of the Texas Eastern Transmission Corp. South Texas Index or the EPGT Texas Pipeline, L.P. - Texas. In connection with these agreements, the companies signed master agreements for coverage of the price of natural gas (see Note 8).

Mining subsidiaries sell their minerals based on sales agreements that are generally renewed every year. Those agreements establish the conditions and price references for metals on international markets.

NOTE 15 - CONTINGENCIES:

In January 2000, COC Services, LTD ("COC Services") filed a lawsuit against CompUSA, Inc. ("CompUSA") in Dallas, Texas, for a number of contractual and civil liability claims derived from a letter of intention related to franchises in Mexico. Parties also sued in this connection are Grupo Carso, Sanborns and Carlos Slim Helú, among others ("Co-sued parties"). After legal procedures finalized on May 18, 2001, the judge handed down a sentence of US$121.5 million against the sued parties.

On August 26, 2004, the appeals court handed down a unanimous sentence of three judges in favor of the Co-sued parties. The appeals court revoked the 2001 decision issued by the judge and resolved that COC Services has no right to any compensations whatsoever. The appeals court disallowed the argument of COC Services to the effect that CompUSA failed to comply with its commitment to open stores in Mexico, and concluded there was never an agreement between COC Services and CompUSA and found no evidence that the Co-sued parties had participated in any form of an agreement. COC Services requested a reconsideration of said decision from the appeals court, which was rejected; and may also seek other resources of defense in the supreme court of the State of Texas.

Certain subsidiaries have filed legal procedures with the respective authorities for different reasons, mainly for contributions and for recovery of long-term accounts receivable. It is the opinion of the Company's officers and attorneys that a large portion of those matters will be resolved favorably; otherwise, the result would not substantially affect the financial position or the result of operations.

RECEIVED
2006 MAY 31 P 3:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GRUPO CARSO, S. A. DE C. V.

REPORT OF STATUTORY AUDITOR

DECEMBER 31, 2005

CARLOS FRÍAS LÓPEZ
CONTADOR PUBLICO

MARIANO ESCOBEDO 573
11580 MEXICO, D. F.

TELS. 5263-6058
5263-6000

REPORT OF STATUTORY AUDITOR
(This report is a free translation from the original prepared in Spanish, which was issued to have effect only in Mexico)

Mexico City, March 2, 2006.

To the Stockholders of
Grupo Carso, S. A. de C. V.

In my capacity as Statutory Auditor and in compliance with Article 166 of the Mexican General Companies Law and of the Grupo Carso, S. A. de C. V. (the "Company") by-laws, I hereby submit my report on the veracity, sufficiency and reasonableness of the balance sheet and the statements of income, of changes in stockholders' equity and of changes in financial position, prepared by and under the responsibility of the Company's Management, presented to you by the Board of Directors concerning the Company's operations for the year ended December 31, 2005.

I have attended the Stockholders' and Board of Directors' meetings of which I have been notified, and I have obtained from the directors and administrators the operating information, documentation and accounting records that I considered necessary to examine. My review was carried out in accordance with auditing standards generally accepted in Mexico.

I have carefully reviewed the audit report of date March 2, 2006, issued by the Company's external auditors, PricewaterhouseCoopers, S. C., in connection with the examination which they carried out, in accordance with auditing standards generally accepted in Mexico, of the consolidated financial statements prepared by the Company's Management.

In my opinion, the accounting and reporting policies and criteria followed by the Company and applied by Management in preparing the financial statements mentioned above, presented to this board are appropriate and adequate and have been applied on a basis consistent with that of the previous year; therefore, such information correctly, fairly and adequately presents the financial position of Grupo Carso, S. A. de C. V. at December 31, 2005 and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

Statutory Auditor